

New York Stock Exchange
11 Wall Street
New York, NY 10005

May 27, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of American Tower Corporation, under the Exchange Act of 1934:

- 0.450% senior notes due 2027

- 0.875% senior notes due 2029

- 1.250% senior notes due 2033

Sincerely,

Ben Sawyer